Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name	Percent Ownership	Jurisdiction of Incorporation
Airvana Securities Corp.	100%	Massachusetts
Airvana Holding LLC	100%	Delaware
Airvana Korea LLC	50%	South Korea
Airvana Networks India Private Limited	99.999%	India